Tricon Residential Releases 2023 Annual Sustainability Report

Annual Sustainability Report Underscores Tricon’s Commitment to Resident Satisfaction, Employee Wellbeing and Environmental Stewardship

Toronto, Ontario – March 26, 2024 – Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the “Company”), an owner, operator and developer of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, released its annual sustainability report today. The report is a comprehensive review of the Company’s progress toward its five strategic sustainability priorities: Our People, Our Residents, Our Impact, Our Governance and Our Innovation. The Company also announced that it exceeded its sustainability targets for 2020 – 2022 and introduced its next set of three-year key performance indicators (KPIs).
“I am incredibly proud to share our annual sustainability report, which highlights our commitment to responsible business practices and showcases how Tricon’s best-in-class resident experience is deeply intertwined with our sustainability program,” said Gary Berman, Chief Executive Officer and President of Tricon.
Tricon’s key accomplishments highlighted in the report include:

Investing in Our People
•Tricon made over 1,700 courses available to all employees and delivered an average of 38 hours of training per employee in 2023, covering culture and business, wellness, professional development, technical skills, leadership development, and ethics and compliance.
•Tricon achieved pay equity for 100% of roles analyzed in its annual audit.
Credit Builder Program
•To improve residents’ credit scores, Tricon automatically reports participating residents’ rent payments to major credit bureaus, without reporting any missed payments. This initiative is part of Tricon Vantage, a market-leading suite of resources to help residents realize their financial goals and enhance their long-term economic stability.
•Average credit score of the 2,340 participating residents was improved by +55 points.

Down Payment Assistance Program
•Qualified residents are eligible to receive $5,000 toward the down payment of any home they purchase in the United States.
•In the first full year of the program, one family every month on average has received down payment assistance to purchase their own home.

Resident Home Purchase Program
•Tricon residents have priority access when Tricon decides to sell its homes and have the opportunity to buy them before they are listed for sale.

Protecting the Environment
•By installing 72,000 highly efficient, ENERGY STAR®-rated appliances in our homes over the last four years, Tricon has significantly enhanced the baseline energy efficiency of our homes.

•Tricon is currently targeting LEED Gold certification across 100% of the Canadian multi-family development pipeline, representing over 3 million square feet of residential space.

The full 2023 Sustainability report, a summary digest version, and our 2023 Sustainability performance scorecard are available on Tricon’s website at www.triconresidential.com/about/sustainability/.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the U.S. and Toronto, Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

For further information:

Investors

Wissam Francis Executive Vice President and Chief Financial Officer Email: investorsupport@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets

Media

Tara Tucker Senior Vice President, Communications Email: mediarelations@triconresidential.com